SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          CRI HOTEL INCOME PARTNERS LP
                            (Name of Subject Company)

     MPF-NY 2006, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SENIOR NOTE PROGRAM I, LP; MPF INCOME FUND 21, LLC; MPF INCOME FUND 23, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 5, LLC; MP INCOME FUND 16, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL
   FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 8, LLC; MPF ACQUISITION
 CO. 3, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP
   FUND 11, LLC; MPF FLAGSHIP FUND 12, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF
        DEWAAY PREMIER FUND 2, LLC; AND MPF DEWAAY PREMIER FUND 3, LLC;
                       AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                 BENEFICIAL ASSIGNMENT CERTIFICATES REPRESENTING
                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $8,236,390                                             $881.29

 * For purposes of calculating the filing fee only. Assumes the purchase of 823,639 BACs at a purchase price equal to $10 per BAC in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $881.29
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: August 30, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of August 30, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; Moraga Gold, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Senior Note Program I, LP; MPF Income Fund 21, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; Mackenzie Patterson Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF DeWaay Premier Fund 3, LLC (collectively the "Purchasers") to purchase all beneficial assignment certificates representing limited partnership interests (the "BACs") in CRI Hotel Income Partners LP (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $10 per BAC, less the amount of any distributions declared or made with respect to the BACs between August 30, 2006 (the "Offer Date") and October 18, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 30, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated August 30, 2006*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to BAC holders dated August 30, 2006*

(a)(4) Form of Letter to BAC holders dated October 5, 2006

(a)(5) Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on August 30, 2006.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 5, 2006

MPF-NY 2006, LLC; Moraga Gold, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Senior Note Program I, LP; MPF Income Fund 21, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; Mackenzie Patterson Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF DeWaay Premier Fund 3, LLC

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1) Offer to Purchase dated August 30, 2006*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to BAC holders dated August 30, 2006*

(a)(4) Form of Letter to BAC holders dated October 5, 2006

(a)(5) Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on August 30, 2006.